Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8766E109

(1)	Names of reporting persons Mr. Isam K. Kabbani (“Mr. Kabbani”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Saudi Arabia
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 3,288,070 Common Shares (see Item 4)*
(6) Shared voting power: 0 Common Shares
(7) Sole dispositive power: 3,288,070 Common Shares (see Item 4)*
(8) Shared dispositive power: 0 Common Shares
(9)	Aggregate amount beneficially owned by each reporting person 3,288,070 Common Shares (see Item 4)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.8%**
(12)	Type of reporting person (see instructions) IN

*	As of December 31, 2016 and consists of (i) 3,280,778 Common Shares held by Delmas Invest Holdings S.A. over which Mr. Kabbani has voting and investment power and (ii) 7,292 Common Shares owned by Mr. Kabbani individually. See Item 4 below.
**	The percentage calculation assumes that there are currently 56,533,095 outstanding Common Shares, based on the Issuer’s Form 6-K as filed with the Securities and Exchange Commission (“SEC”) on April 15, 2016.

Item 1(a). Name of issuer.

Textainer Group Holdings Limited

Item 1(b). Address of issuer’s principal executive offices.

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

Item 2(a). Name of person filing.

This statement on Schedule 13G (this “Statement”) is being filed by Mr. Kabbani (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

Item 2(b). Address of principal business office or, if none, residence.

P.O. BOX 16375

JEDDAH 21464

Saudi Arabia

Item 2(c). Citizenship and Place of Organization.

Mr. Kabbani is a citizen of the Kingdom of Saudi Arabia.

Item 2(d). Title of class of securities.

Common Shares, $0.01 par value per share

Item 2(e). CUSIP No.

G8766E109

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b).

Not applicable.

Item 4. Ownership.

(a)

As of December 31, 2016, D holds 3,288,070 Common Shares of the Issuer. 2,716,527 Common Shares (the “Original Shares”) were originally owned by the IKK Foundation, a foundation domiciled in the Principality of Lichtenstein, which was dissolved in 2013. In 2013, following the dissolution of the IKK Foundation, the Original Shares were transferred by Mr. Kabbani to Delmas Invest Holdings S.A. and all of the shares of Delmas Invest Holdings S.A. were contributed into the IKK Settlement. Subsequently, in 2016, Delmas Invest Holdings S.A. acquired 584,324 additional Common Shares.

The IKK Settlement is an irrevocable discretionary trust organized under the laws of the Cayman Islands that owns all of the outstanding shares of capital stock of Delmas Invest Holdings SA, a company domiciled in the British Virgin Islands. Mr. Kabbani is the Settlor of the IKK Settlement and, in such capacity, has the sole authority to direct the voting and investment of securities held, directly or indirectly, by the IKK Settlement, including the Common Shares held by Delmas Invest Holdings S.A.

In his individual capacity, as of December 31, 2016, Mr. Kabbani owns 7,292 Common Shares and 3,270 unvested restricted share units of the Issuer. The restricted share units are convertible on a one-for-one basis into Common Shares of the Issuer upon vesting thereof in accordance with the terms of the Issuer’s 2007 Share Incentive Plan.

(b)

The percentage calculation assumes that there are currently 56,533,095 outstanding Common Shares, based on the Issuer’s Form 6-K as filed with the Securities and Exchange Commission (“SEC”) on April 15, 2016.

(c)

The information set forth in Items 5 through 8 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

See the response to Item 4(a) and Item 4(b) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

By:	/s/ Isam K. Kabbani
Name:	Mr. Isam K. Kabbani